On November 10, 2014, the Board of Trustees of Destra Investment

Trust II (1940 Act SEC File No. 811-22523) (the "Trust") determined not to retain KPMG LLP as the independent accountants for the series of the Trust (the "Funds") for the 2015 fiscal period. This action was approved by the Trust's audit committee (the "Audit Committee") on November 10, 2014.
 KPMG LLP's reports on the Funds' financial statements for the two most recent fiscal years ended September 30, 2014 and 2013 did not contain an adverse opinion or a disclaimer of opinion. Furthermore, such reports were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Funds' two most recent fiscal years ended September 30, 2014 and 2013, and through November 10, 2014, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the subject matter of the disagreement in its report on the financial statements for such years. During the Funds' two most recent fiscal years ended September 30, 2014 and 2013, and through November 10, 2014, there have been no reportable events (as defined in Regulation S-K item 304(a)(1)(v)) with KPMG LLP. A copy of a letter from KPMG LLP concerning their agreement with these statements is attached as exhibit EX-99.77K to this item 77K.

On November 10, 2014, the Audit Committee approved Grant
Thornton LLP as the Funds' independent accountants for the 2015 fiscal period and the Board of Trustees approved the appointment. The engagement of Grant Thornton LLP and the termination of KPMG LLP was effective as of January 20, 2015.